PRICING SUPPLEMENT
------------------
(To Prospectus Supplement and Prospectus dated July 30, 1998)

                                  $69,237,000
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series B
                 Single Stock Linked Notes due August 13, 1999
      (Linked to the performance of the Common Stock of Case Corporation)

Aggregate Principal Amount:     $69,237,000
Initial Public Offering Price:  $32.97 per Note, plus accrued interest, if any, from August 14, 1998
Interest Rate:                  3% per annum, plus an amount (the "Cash Dividend
                                Amount") equal to cash dividends, if any,
                                payable by Case Corporation ("Case") on a number
                                of shares of its common stock, par value $.01
                                per share, (the "Case Stock") equal to the Share
                                Ratio. The Cash Dividend Amount with respect to
                                cash dividends of Case, the record date of which
                                occurs from and including August 12, 1998 to but
                                excluding the first Interest Payment Date, shall
                                be paid on the first Interest Payment Date.
                                Thereafter the Cash Dividend Amount with respect
                                to cash dividends of Case, the record date of
                                which occurs from and including the previous
                                Interest Payment Date to but excluding the next
                                following Interest Payment Date, shall be paid
                                on such following Interest Payment Date.
Interest Payment Dates:         November 13, 1998, February 12, 1999, May 13,
                                1999, and August 13, 1999
Share Ratio:                    Initially 1.0, subject to adjustment upon the
                                occurrence of certain Case corporate events
Maturity Date:                  August 13, 1999
Redemption:                     The Notes are not redeemable prior to maturity.
Other Provisions:

     The Single Stock Linked Notes due August 13, 1999 (the "Notes") are Floating Rate Notes as described in the attached Prospectus Supplement dated March 12, 1998 with other provisions as described herein.

     The principal amount of each Note being offered hereby will be $32.97 (the "Issue Price"). The Notes will mature on August 13, 1999. Interest on the Notes, at the rate of 3% per annum, plus the Cash Dividend Amount, if any, is payable quarterly in arrears on November 13, 1998, February 12, 1999, May 13, 1999, and August 13, 1999.

     At maturity (whether as a result of acceleration or otherwise), the Company will, with respect to each $32.97 principal amount of any Note, pay to the holder thereof an amount in U.S. Dollars (the "Cash Amount") determined in accordance with the following formula, subject to certain adjustments: the Final Price multiplied by the Share Ratio. The Share Ratio will be subject to certain adjustments as described herein. The "Final Price", as described herein, will be based upon the Market Prices (as defined herein) of the Case Stock on the Trading Days (as defined herein) from and including July 21, 1999 to but excluding August 11, 1999 (the "Calculation Period"), each as determined by the Calculation Agent. The Case Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "CSE." On August 7, 1998, the Market Price of the Case Stock was $3111/16 per share. See "Amount Payable at Maturity", "Dilution and Reorganization Adjustments" and "The Case Stock" in this Pricing Supplement.

     The Notes will be issued and sold in denominations of $32.97, and integral multiples thereof.

     AS A RESULT OF THE FORMULA FOR DETERMINING THE AMOUNT PAYABLE AT THE MATURITY OF THE NOTES, A HOLDER MAY RECEIVE AT MATURITY MORE OR LESS THAN THE ISSUE PRICE PER NOTE. IF THE FINAL PRICE IS LESS THAN THE ISSUE PRICE, THE AMOUNT PAYABLE AT MATURITY OF THE NOTES WILL BE LESS THAN THE ISSUE PRICE PER NOTE, IN WHICH CASE AN INVESTMENT IN THE NOTES WILL RESULT IN A LOSS. IN ADDITION, AN INVESTMENT IN THE NOTES ENTAILS RISKS NOT ASSOCIATED WITH SIMILAR INVESTMENTS IN A CONVENTIONAL DEBT SECURITY.

     BEFORE YOU DECIDE TO INVEST IN THE NOTES, CAREFULLY READ THIS PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, ESPECIALLY THE RISK FACTORS BEGINNING ON PAGE PS-5 OF THIS PRICING SUPPLEMENT.

                              -------------------

     It is expected that the Notes will be ready for delivery in certificated form only on or about August 14, 1998.

                              -------------------
                              MERRILL LYNCH & CO.
                              -------------------

             The date of this Pricing Supplement is August 7, 1998.

--------------------------------------------------------------------------------
     Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.


Aggregate Principal Amount...................  $69,237,000

Issuer.......................................  Merrill Lynch & Co., Inc. (the
                                               "Company")

Maturity Date................................  August 13, 1999

Interest Rate................................  3% per annum, plus an amount (the
                                               "Cash Dividend Amount") equal to
                                               cash dividends, if any, payable
                                               by Case Corporation ("Case") on a
                                               number of shares of its common
                                               stock, par value $.01 per share
                                               (the "Case Stock") equal to the
                                               Share Ratio. The Cash Dividend
                                               Amount with respect to cash
                                               dividends of Case, the record
                                               date of which occurs from and
                                               including August 12, 1998 to but
                                               excluding the first Interest
                                               Payment Date, shall be paid on
                                               the first Interest Payment Date.
                                               Thereafter the Cash Dividend
                                               Amount with respect to cash
                                               dividends of Case, the record
                                               date of which occurs from and
                                               including the previous Interest
                                               Payment Date to but excluding the
                                               next following Interest Payment
                                               Date, shall be paid on such
                                               following Interest Payment Date.

Interest Payment Dates.......................  November 13, 1998, February 12,
                                               1999, May 13, 1999, and August
                                               13, 1999

Specified Currency...........................  U.S. Dollars

Issue Price..................................  $32.97 per Note

Pricing Date.................................  August 7, 1998

Original Issue Date (Settlement Date)........  August 14, 1998

CUSIP........................................  59018SN26

Book-Entry Note or Certificated Note.........  Certificated Note

Denominations................................  The Notes will be issued and sold in denominations of $32.97, and
                                               integral multiples thereof.

Trustee......................................  The Chase Manhattan Bank

Agent........................................  Merrill Lynch, Pierce, Fenner &
                                               Smith Incorporated ("MLPF&S")

Amount Payable at Maturity...................  At maturity (whether as a result of acceleration or otherwise),
                                               the Company will, with respect to
                                               the principal amount of each
                                               Note, upon delivery of such Note
                                               to the Trustee, deliver, or cause
                                               the delivery of, the Cash Amount.
                                               References to payment "per Note"
                                               refer to
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                               each $ 32.97 principal amount of
                                               any Note.

Cash Amount..................................  For each $32.97 principal amount of the Notes, an amount in U.S.
                                               Dollars determined in accordance
                                               with the following formula,
                                               subject to certain adjustments:
                                               the Final Price multiplied by the
                                               Share Ratio

Final Price..................................  The sum of the Market Prices of
                                               the Case Stock on the Trading
                                               Days from and including July 21,
                                               1999 to but excluding August 11,
                                               1999 (the "Calculation Period")
                                               for which the Market Prices are
                                               available, each multiplied by a
                                               Multiplier (as defined below),
                                               each as determined by the
                                               Calculation Agent.

Multiplier...................................  The Multiplier for the
                                               Calculation Period shall
                                               initially be set at 1 divided by
                                               the number of scheduled Trading
                                               Days in the Calculation Period,
                                               and for any other period for
                                               which Market Prices of such
                                               security are to be determined
                                               shall initially be set as a
                                               fraction, the numerator of which
                                               is one and the denominator of
                                               which is the specified number of
                                               Trading Days in such period (such
                                               Calculation Period and other
                                               period referred to as the
                                               "Applicable Period"). In the
                                               event the Market Price for any
                                               security for any date in the
                                               Applicable Period cannot be
                                               determined (a "Price
                                               Unavailability Date"), the
                                               Multiplier for each subsequent
                                               date in the Applicable Period for
                                               which the Market Price can be
                                               determined (a "Price Availability
                                               Date") shall be adjusted so that
                                               the new Multiplier is the prior
                                               Multiplier multiplied by a
                                               fraction, the numerator of which
                                               is the remaining Trading Days in
                                               the Applicable Period, including
                                               such Price Unavailability Date,
                                               and the denominator of which is
                                               the remaining Trading Days in the
                                               Applicable Period, excluding such
                                               Price Unavailability Date. If the
                                               final Trading Day of the
                                               Applicable Period is a Price
                                               Unavailability Date, the Market
                                               Price for such day shall be the
                                               market value of such security as
                                               determined by the Calculation
                                               Agent, and the Multiplier for
                                               such Market Price shall be
                                               computed as if such day were a
                                               Price Availability Date.

Share Ratio..................................  The Share Ratio will initially be set at 1.0, but will be subject
                                               to adjustment upon the occurrence
                                               of certain corporate events
                                               through and including the
                                               Maturity Date. See "Dilution and
                                               Reorganization Adjustments"
                                               below.

Market Price.................................  The Market Price for any security for any date means the official
                                               closing price (afternoon session,
                                               as applicable) of such security
                                               as reported by the principal
                                               exchange on which such security
                                               is traded on such date. If the
                                               official closing price is not
                                               available for any reason
                                               (including,
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                               without limitation, the
                                               occurrence of a Market Disruption
                                               Event), the Market Price for such
                                               security for any date shall be
                                               the mean, as determined by the
                                               Calculation Agent, of the bid
                                               prices for such security obtained
                                               from as many dealers in such
                                               security, but not exceeding
                                               three, as will make such bid
                                               prices available to the
                                               Calculation Agent after 3:00 p.m.
                                               (local time in such principal
                                               market) on such date.

Trading Day..................................  A day on which the NYSE, the
                                               American Stock Exchange and the
                                               NASDAQ National Market System are
                                               open for trading, as determined
                                               by the Calculation Agent.

Business Day.................................  Any day other than a Saturday or
                                               Sunday that is neither a legal
                                               holiday nor a day on which
                                               banking institutions are
                                               authorized or required by law or
                                               regulation to close in The City
                                               of New York and that is a Trading
                                               Day.

Calculation Agent............................  MLPF&S

                                               For potential conflicts of
                                               interest that may exist between
                                               the Calculation Agent and the
                                               holders of the Notes, see "Risk
                                               Factors" below. All
                                               determinations made by the
                                               Calculation Agent shall be at the
                                               sole discretion of the
                                               Calculation Agent and, absent a
                                               manifest error, shall be
                                               conclusive for all purposes and
                                               binding on the Company and
                                               beneficial owners of the Notes.

                                               All percentages resulting from
                                               any calculation on the Notes will
                                               be rounded to the nearest one
                                               hundred-thousandth of a
                                               percentage point, with five one-
                                               millionths of a percentage point
                                               rounded upwards (e.g., 9.876545%
                                               (or .09876545) would be rounded
                                               to 9.87655% (or .0987655)), and
                                               all dollar amounts used in or
                                               resulting from such calculation
                                               will be rounded to the nearest
                                               cent with one-half cent being
                                               rounded upwards.
--------------------------------------------------------------------------------

                                 RISK FACTORS

     Your investment in the Notes will involve certain risks. As a result of the formula for determining the amount payable at the maturity of the Notes, you may receive at maturity more or less than the Issue Price per Note. If the Final Price is less than the Issue Price, the amount payable at maturity of the Notes will be less than the Issue Price per Note, in which case an investment in the Notes will result in a loss. In addition, an investment in the Notes entails risks not associated with similar investments in a conventional debt security. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

General

     The Notes combine features of equity and debt instruments. For example, holders of Notes, in addition to quarterly interest payments at the rate of 3% per annum, will be entitled to receive the Cash Dividend Amount, reflecting cash dividends, if any, that may be payable on the Case Stock. In addition, the terms of the Notes differ from those of ordinary debt securities in that the amount due at maturity is not fixed, but is based on the price of the Case Stock used to determine the Final Price. Because the price of the Case Stock is subject to market fluctuations, the amount of cash based on the value of the Case Stock received by a holder of the Notes at maturity, determined as described herein, may be more or less than the principal amount of the Notes.

     If the Final Price is less than the Issue Price, holders of the Notes will realize the entire decline in value of the Case Stock and the amount of cash receivable upon maturity will be less than the principal amount of the Notes, in which case an investment in the Notes may result in a loss.

     Although the amount that holders of the Notes are entitled to receive at maturity is subject to adjustment for certain corporate events, such adjustments do not cover all events that could affect the Market Price of the Case Stock, including, without limitation, the occurrence of a partial tender or exchange offer for the Case Stock by Case or any third party. Such other events may adversely affect the market value of the Notes.

Comparable Yield on Notes

     The amount holders of the Notes receive at maturity may, in addition to the payments of the interest and the Cash Dividend Amount, be less than the return they could earn on other investments. The yield on the Notes may be less than the yield that could be earned on a standard senior debt security of the Company with the same maturity date. An investment in the Notes may not reflect the full opportunity cost considering the effect of factors that affect the time value of money.

Uncertain Trading Market

     The Notes will not be listed on any securities exchange. There is no precedent to indicate how the Notes will trade in the secondary market. You cannot assume that a trading market will develop for the Notes. If such a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on the financial performance of the Company, and other factors such as the appreciation, if any, of the price of the Case Stock.

     If the trading market for the Notes is limited, there may be a limited number of buyers when you decide to sell your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

Factors Affecting Trading Value of the Notes

     The market value for the Notes will be affected by a number of factors in addition to the creditworthiness of the Company and the value of the Case Stock, including, but not limited to, the dividend rate on the Case Stock, market interest and yield rates and the time remaining to the maturity of the Notes.
In addition, the value of the Case Stock depends on a number of interrelated factors, including economic, financial and political events, that can affect the capital markets generally and the market segment of which Case is a part and over which the Company has no control. The market value of the Notes is expected to depend primarily on changes in the Market Price of the Case Stock. The price at which a holder will be able to sell the Notes prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at such time, such Market Price is below, equal to or not sufficiently above the Issue Price. The historical Market Prices of the Case Stock should not be taken as an indication of its future performance during the term of any Note.

No Affiliation Between the Company and Case

     The Company has no affiliation with Case, and Case has no obligations with respect to the Notes or amounts to be paid to beneficial owners thereof, including any obligation to take the needs of the Company or of beneficial owners of the Notes into consideration for any reason. Case will not receive any of the proceeds of the offering of the Notes made hereby and is not responsible for, and has not participated in, the determination or calculation of the amount receivable by beneficial owners of the Notes at maturity. In addition, Case is not involved with the administration or trading of the Notes and has no obligations with respect to the amount receivable by beneficial owners of the Notes.

No Stockholder's Rights

     Holders of the Notes will not be entitled to any rights with respect to the Case Stock (including, without limitation, the right to receive dividends or other distributions, voting rights and the right to tender or exchange the Case Stock in any partial tender or exchange offer by Case or any third party). The right to receive the Cash Dividend Amount is solely an obligation of the Company.

Purchases and Sales of the Case Stock

     In connection with the Company's obligations under the Notes, the Company has entered into hedging arrangements related to the Case Stock with an affiliate of the Company. In connection therewith, such affiliate has purchased shares of the Case Stock in secondary market transactions at or before the time of the pricing of the Notes. The Company, MLPF&S and other affiliates of the Company may from time to time buy or sell the Case Stock for their own accounts for business reasons or in connection with hedging the Company's obligations under the Notes. These transactions could affect the price of the Case Stock.

State Law Limits on Interest Paid

     New York State laws govern the 1993 Indenture, as hereinafter defined. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

     While the Company believes that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. The Company will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential Conflicts

     Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain adjustments to the Share Ratio and other antidilution adjustments that may influence the determination of the amount of cash receivable at the maturity of the Notes. See "Dilution and Reorganization Adjustments" and "Market Disruption Event" below.

Uncertain Tax Consequences

     Investors should also consider the tax consequences of investing in the Notes, certain aspects of which are uncertain. See "United States Federal Income Taxation" below.

                    DILUTION AND REORGANIZATION ADJUSTMENTS

     The Share Ratio (and, in the case of paragraph 5 below, the determination of the Cash Amount) will be adjusted as follows:

          1. If the Case Stock is subject to a stock split or reverse stock split, then once such split has become effective, the Share Ratio will be adjusted to equal the product of the prior Share Ratio and the number of shares issued in such stock split or reverse stock split with respect to one share of Case Stock.

          2. If the Case Stock is subject to a stock dividend (issuance of additional shares of Case Stock) that is given ratably to all holders of shares of Case Stock, then once the Case Stock begins trading ex-dividend, the Share Ratio will be adjusted so that the new Share Ratio shall equal the prior Share Ratio plus the product of (i) the number of shares issued with respect to one share of Case Stock and (ii) the prior Share Ratio.

         3. There will be no adjustments to the Share Ratio to reflect cash dividends or other distributions paid with respect to Case Stock other than distributions described in clause (v) of paragraph 5 below and Extraordinary Dividends as described below. A cash dividend or other distribution with respect to Case Stock will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for Case Stock by an amount equal to at least 10% of the Market Price of Case Stock on the Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to Case Stock, the Share Ratio with respect to Case Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Share Ratio will equal the product of (i) the then current Share Ratio and (ii) a fraction, the numerator of which is the Market Price on the Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for Case Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for Case Stock or
     (ii) in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the Case Stock described in clause (v) of paragraph 5 below that also constitutes an Extraordinary Dividend shall cause an adjustment to the Share Ratio pursuant only to clause (v) of paragraph 5.

     4. If Case issues transferable rights or warrants to all holders of the Case Stock to subscribe for or purchase Case Stock (including new or existing rights to purchase Case Stock pursuant to a shareholders rights plan or arrangement, once a triggering event shall have occurred thereunder), then the method of determining the amount payable at maturity for each Note will be adjusted to provide that each holder of Notes will receive at maturity, in respect of the principal amount of each Note, in addition to the Cash Amount, cash in an amount equal to the Rights Value (as defined below) plus accrued interest thereon from the third Trading Day following the last day of the Rights Calculation Period (as defined below) to the maturity date at LIBOR (as defined below), reset monthly on the first Trading Day of each month. The "Rights Value" shall be (i) if the rights or warrants expire before the Calculation Period, the sum of the Market Prices of such rights or warrants on the 15 Trading Days immediately following receipt by holders of Case Stock of such rights or warrants, each multiplied by the applicable Multiplier; (ii) if the rights or warrants expire after the Calculation Period, the sum of the Market Prices of such rights or warrants on the Trading Days in the Calculation Period, each multiplied by the applicable Multiplier; or (iii) if the rights or warrants expire during the Calculation Period, the sum of the Market Prices of such rights or warrants on the Trading Days in the Calculation Period prior to such expiration date, each multiplied by the applicable Multiplier (the Trading Days utilized in determining the Rights Value is referred to as the "Rights Valuation Period"). "LIBOR" shall be the rate for deposits in U.S. Dollars for a period of one month which appears on the Reuters Screen ISDA Page as of 11:00 a.m., London time, on the day that is two Trading Days preceding the reset date, or in the case of the initial determination of LIBOR, on the second Trading Day preceding last day of the Rights Calculation Period.

     5.   If (i) there occurs any reclassification or change of the Case Stock,
(ii) Case, or any surviving entity or subsequent surviving entity of Case (a "Case Successor") has been subject to a merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of Case or any Case Successor with another corporation occurs (other than pursuant to clause (ii) above), (iv) Case is liquidated, (v) Case issues to all of its shareholders equity securities of an issuer other than Case (other than in a transaction described in clauses (ii), (iii) or (iv) above) (a "Spin-off Event") or (vi) a tender or exchange offer is consummated for all the outstanding shares of Case Stock (any such event in clauses (i) through (vi) a "Reorganization Event"), the method of determining the amount payable at maturity for each Note will be adjusted to provide that each holder of Notes will receive at maturity, in respect of the principal amount of each Note and in lieu of the Cash Amount, cash in an amount equal to the Transaction Value (as defined below); provided that, if the Exchange Property (as defined below) received in any such Reorganization Event consists only of cash, the maturity date of the Notes will be deemed to be accelerated to the date on which such cash is distributed to holders of Case Stock, and the method of determining the amount payable at maturity for each Note will be adjusted to provide that each holder of Notes will receive at maturity, in respect of the principal amount of each Note and in lieu of the Cash Amount, cash in an amount equal to the sum of (A) the Transaction Value and (B) the sum of the present values of the remaining interest payments on the Notes, in each case discounted from their respective scheduled payment dates to the accelerated maturity date on a quarterly basis at the Swap Rate (as defined below). "Exchange Property" means the securities, cash or any other assets distributed in any such Reorganization Event, including, in the case of a Spin-off Event, the share of Case Stock with respect to which the spun-off security was issued.

     "Transaction Value" means (i) for any cash received in any such Reorganization Event, the amount of cash received per share of Case Stock multiplied by the then current Share Ratio, (ii) for any property other than cash or securities received in any such Reorganization Event, the market value (as determined by the Calculation Agent) of such Exchange Property received for each share of Case Stock at the date of the receipt of such Exchange Property multiplied by the then current Share Ratio and
     (iii) for any security received in any such Reorganization Event, an amount equal to the sum of the Market Prices per share of such security each multiplied by the applicable Multiplier during the Calculation Period, multiplied by the quantity of such security received for each share of Case Stock and multiplied by the then current Share Ratio. The "Swap Rate" shall be the rate for U.S. Dollar swaps with a one month maturity, expressed as a percentage, which appears on the Reuters Screen ISDA FIX 1 Page as of 11:00 a.m., New York City time on the reset date, or, in the case of the initial determination of the Swap Rate, on the second preceding Trading Day.

          6. If there occurs a cash tender offer for at least 25% but less than all of the Case Stock then outstanding at a price per share in excess of the Market Price of the Case Stock on the date such offer is announced (the "Announcement Date"), the maturity date of the Notes will be deemed to be accelerated to the 18th scheduled Trading Day after the Announcement Date and the method of determining the amount payable at maturity for each Note will be adjusted to provide that each holder of Notes will receive at maturity, in respect of the principal amount of each Note and in lieu of the Cash Amount, cash in an amount equal to the sum of (i) the "Tender Value", which shall be the sum of the Market Prices of the Case Stock each multiplied by the applicable Multiplier during the period ending on the 15th scheduled Trading Day following the Announcement Date plus (ii) the sum of the present values of the remaining interest payments on the Notes, in each case discounted from their respective scheduled payment dates to the accelerated maturity date on a quarterly basis at the Swap Rate (as defined above).

     For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer for all Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer). In the event of a tender or exchange offer with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

     No adjustments to the Share Ratio will be required unless such Share Ratio adjustment would require a change of at least 0.1% in the Share Ratio then in effect. The Share Ratio resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

     No adjustments to the Share Ratio or to the amount payable at maturity of the Notes will be required other than those specified above. However, the Company may, at its sole discretion and in good faith, cause the Calculation Agent to make additional adjustments to the Share Ratio to reflect changes occurring in relation to the Case Stock or any other Exchange Property in other circumstances where the Company determines that it is appropriate to reflect such changes. The required adjustments specified above do not cover all events that could affect the Market Price of the Case Stock, including, without limitation, a partial tender or exchange offer for the Case Stock.

     The Calculation Agent shall be solely responsible for the determination and calculation of any adjustments to the Share Ratio and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraph 5 above, and its determinations and calculations with respect thereto shall be conclusive.

     The Calculation Agent will provide information as to any adjustments to the Share Ratio upon written request by any holder of the Notes.

                            MARKET DISRUPTION EVENT

     "Market Disruption Event" means:

          (i) a suspension, absence (including the absence of an official closing price) or material limitation of trading of the Case Stock on the NYSE for more than two hours of trading or during the one-half hour period preceding or at the close of trading in such market, as determined by the Calculation Agent in its sole discretion; and

          (ii) a determination by the Calculation Agent in its sole discretion that the event described in clause (i) above materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

     For purposes of determining whether a Market Disruption Event has occurred:
(1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, and (2) limitations pursuant to any rule or regulation enacted or promulgated by the NYSE (or other regulatory organization with jurisdiction over the NYSE) on trading during significant market fluctuations will constitute a suspension or material limitation of trading in the Case Stock.

                      EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default with respect to any Notes shall have occurred and be continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes will be determined by the Calculation Agent and will be equal to the Cash Amount determined on the basis of a Final Price equal to the sum of the Market Prices of the Case Stock on the 15 Trading Days immediately preceding the date of acceleration each multiplied by the applicable Multiplier, plus any accrued but unpaid interest and Cash Dividend Amount to but not including the date of acceleration. If a bankruptcy proceeding is commenced in respect of the Company, the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

                                THE CASE STOCK

     Case, a Delaware corporation, is a leading worldwide designer, manufacturer, marketer and distributor of farm equipment and light- to medium-sized construction equipment. Case's market position is particularly significant in several product categories including loader/backhoes, skid steer loaders, large, high-horsepower farm tractors and self-propelled combines. Case also manufactures and distributes replacement parts for various models of its farm and construction equipment, many of which are proprietary, to support products it has sold. Case distributes these parts to dealers and distributors through a network of parts depots throughout the world.

     The Case Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the "Commission"). Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Office located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, information provided to or filed with the Commission electronically can be accessed through a Website maintained by the Commission. The address of the Commission's Website is http:/www.sec.gov. Information provided to or filed with the Commission by Case pursuant to the Exchange Act can be located by reference to Commission file number 001-13098. In addition, information regarding Case may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Company makes no representation or warranty as to the accuracy or completeness of such reports.

     THE COMPANY IS NOT AFFILIATED WITH CASE, AND CASE HAS NO OBLIGATIONS WITH RESPECT TO THE NOTES. THIS PRICING SUPPLEMENT RELATES ONLY TO THE NOTES OFFERED HEREBY AND DOES NOT RELATE TO THE CASE STOCK OR OTHER SECURITIES OF CASE. ALL DISCLOSURES CONTAINED IN THIS PRICING SUPPLEMENT REGARDING CASE ARE DERIVED FROM THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. NEITHER THE COMPANY NOR THE AGENT HAS PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO CASE IN CONNECTION WITH THE OFFERING OF THE NOTES. NEITHER THE COMPANY NOR THE AGENT MAKES ANY REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING CASE ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT THE TRADING PRICE OF THE CASE STOCK (AND THEREFORE THE ISSUE PRICE) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING CASE COULD AFFECT THE VALUE RECEIVED AT MATURITY WITH RESPECT TO THE NOTES AND THEREFORE THE TRADING PRICES OF THE NOTES. NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKE ANY REPRESENTATION TO ANY PURCHASER OF THE NOTES AS TO THE PERFORMANCE OF THE CASE STOCK.

     The Company or its affiliates may presently or from time to time engage in business, directly or indirectly, with Case including extending loans to, or making equity investments in, Case or providing investment banking or advisory services to Case, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to Case and, in addition, one or more affiliates of the Company may publish research reports with respect to Case.

     ANY PROSPECTIVE PURCHASER OF A NOTE SHOULD UNDERTAKE AN INDEPENDENT INVESTIGATION OF CASE AS IN ITS JUDGMENT IS APPROPRIATE TO MAKE AN INFORMED DECISION WITH RESPECT TO AN INVESTMENT IN THE NOTES AND THE CASE STOCK.

                            DATA ON THE CASE STOCK

     The Case Stock is principally traded on the NYSE. The following table sets forth the high and low Market Price during 1995, 1996, 1997, and during 1998 through August 7, 1998. On August 7, 1998, the Market Price of the Case Stock was $31 11/16 per share. The Market Prices and Dividends Per Share listed below were obtained from Bloomberg Financial Markets. The historical prices of Case Stock should not be taken as an indication of future performance, and no assurance can be given that the price of Case Stock will not decrease so that the beneficial owners of the Notes will receive at maturity cash in an amount that is less than the principal amount of the Notes. Nor can assurance be given that the price of Case Stock will increase above the Issue Price so that at maturity the beneficial owners of the Notes will receive cash in an amount in excess of the principal amount of the Notes.

                                                                                                         DIVIDENDS PER
                                                                      HIGH                LOW                SHARE(1)
                                                                  -------------      -------------      -----------------
Case
1995
     First Quarter........................................             25 3/8             20 5/8                .05
     Second Quarter.......................................             29 7/8             24 5/8                .05
     Third Quarter........................................             40 7/8             29 3/4                .05
     Fourth Quarter.......................................             45 7/8             35 1/8                .05

1996
     First Quarter........................................             56                 40 3/8                .05
     Second Quarter.......................................             54 7/8             45 1/2                .05
     Third Quarter........................................             49 5/8             43                    .05
     Fourth Quarter.......................................             55 1/8             45 3/4                .05

1997
     First Quarter........................................             58 7/8             49 3/8                .05
     Second Quarter.......................................             68 7/8             50 3/8                .05
     Third Quarter........................................             70 1/2             61 1/2                .05
     Fourth Quarter.......................................             72 9/16            57 3/4                .05

1998
     First Quarter........................................             70 1/4             55 7/16               .05
     Second Quarter.......................................             70 5/16            47 1/8                .05
     Third Quarter (through August 7, 1998)...............             48 1/4             31 11/16               --

---------------
(1) The Company makes no representation as to the amount of dividends, if any, that Case will pay in the future. Holders of the Notes will not be entitled to receive dividends, if any, that may be payable on the Case Stock. The right to receive the Cash Dividend Amount is solely an obligation of the Company.

                          USE OF PROCEEDS AND HEDGING

     The net proceeds to be received by the Company from the sale of the Notes will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Notes. See also "Use of Proceeds" in the accompanying Prospectus.

     In connection with the Company's obligations under the Notes, the Company has entered into hedging arrangements related to the Case Stock with an affiliate of the Company. In connection therewith, such affiliate has purchased shares of the Case Stock in secondary market transactions at or before the time of the pricing of the Notes. The Company, MLPF&S and other affiliates of the Company may from time to time buy or sell the Case Stock for their own accounts for business reasons or in connection with hedging the Company's obligations under the Notes. These transactions could affect the price of the Case Stock.

                     UNITED STATES FEDERAL INCOME TAXATION

     The following discussion, which is based on the advice of Brown & Wood llp, counsel to the Company ("Tax Counsel"), supplements and, to the extent inconsistent with, replaces the discussion contained in the accompanying Prospectus Supplement under the heading "Certain United States Federal Income Tax Considerations." As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion also only addresses initial purchasers of the Notes. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

General

     There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, the Company and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of the following components (the "Components"): (i) a debt instrument of the Company (the "Debt Instrument") with a fixed principal amount unconditionally payable on the Maturity Date equal to the Principal Amount of the Notes and bearing stated interest at the Interest Rate and (ii) a contract (the "Forward Contract") pursuant to which the holder agrees to use the principal payment due on the Debt Instrument to make a payment to the Company in exchange for the right to receive the Cash Amount payable at maturity. Furthermore, based on the Company's determination of the relative fair market values of the Components at the time of issuance of the Notes, the Company will allocate 97.32% of the Issue Price of the Notes to the Debt Instrument and 2.68% of the Issue Price to the Forward Contract. In the opinion of Brown & Wood llp, counsel to the Company, such characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. The Company's allocation of the Issue Price among the Components will be binding on a U.S. Holder (as defined in the accompanying Prospectus Supplement) of a Note, unless such U.S. Holder timely and explicitly discloses to the IRS that its allocation is different from the Company's. The treatment of the Notes described above and the Company's allocation are not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Note (including alternative characterizations of a Note) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussions are based on the assumption that the treatment and the allocation described above are accepted for U.S. federal income tax purposes.

Tax Treatment of a Note

     Interest on the Debt Instrument. As described above, the Debt Instrument is treated as bearing interest at a stated rate of 3.0% per annum plus the Cash Dividend Amount and 97.32% of the Issue Price has been allocated by the Company to the Debt Instrument. The Debt Instrument will be treated as a Short-Term Note (as defined in the accompanying Prospectus Supplement) and will be treated as having been issued with original issue discount ("OID"). In general, because the yield on the Debt Instrument is higher than the Interest Rate, the amount of income recognized by a U.S. Holder that uses the accrual method of tax accounting will generally be more than the stated interest paid to the U.S. Holder. U.S Holders should review the accompanying Prospectus Supplement for a discussion of the U.S. federal income tax treatment of Short-Term Notes.

Tax Basis

     Based on the Company's determination set forth above, the U.S. Holder's tax basis in the Debt Instrument would initially be 97.32% of the Issue Price. The U.S. Holder's tax basis in the Debt Instrument will be subsequently increased by OID accrued with respect thereto.

     Settlement of the Forward Contract. Upon the final settlement of the Forward Contract, a U.S. Holder would, pursuant to the Forward Contract, be deemed to have applied an amount (the "Forward Contract Payment Amount") equal to the sum of the principal amount of the Debt Instrument (which includes the amount of OID accrued) plus 2.68% of the Issue Price (which has been allocated to the Forward Contract) toward the exchange for the cash payment at maturity, and a U.S. Holder would recognize gain or loss. The amount of such gain or loss would be the extent to which the amount of such cash received differs from the Forward Contract Payment Amount.

     U.S. Holders should note that while the accrued but unpaid OID on the Debt Instrument would be taxable as ordinary income, it is uncertain whether any gain or loss recognized upon the final settlement of the Forward Contract would be short-term capital gain or loss or ordinary income or loss. The distinction between capital gain or loss and ordinary income or loss is potentially significant in several respects. For example, limitations apply to a U.S. Holder's ability to offset capital losses against ordinary income. U.S. Holders should consult their tax advisors with respect to the treatment of gain or loss on a Note.

Sale or Exchange of the Notes

     Upon a sale or exchange of a Note prior to the maturity of the Notes, a U.S. Holder would recognize taxable gain or loss equal to the difference between the amount realized on such sale or exchange (as allocated among the Components in accordance with their relative fair market values) and such U.S. Holder's tax basis in the Components deemed so sold or exchanged. Any such gain or loss would generally be short-term capital gain or loss, as the case may be.

Possible Alternative Tax Treatments of an Investment in a Note

     Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. Other alternative U.S. federal income characterizations or treatments of the Notes are possible, which may affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in a Note.